Exhibit 99.2

Hello everyone,

My name is Yulia, and I work as a specialist on the Masterworks Art Acquisition team. It’s my pleasure to share with you our most recent offering – Yayoi Kusama’s “Infinity Nets (JAATO)” which was created in 2009.

Kusama, who just turned 93 in March, is a global cultural icon, whose work has transcended some of the most important art movements of the second half of the twentieth century, including Pop art and Minimalism. Kusama has worked actively in various media, including performance, painting, sculpture and immersive installations.

This Painting is a striking, large-format example from Yayoi Kusama’s iconic “Infinity Nets” series, executed against a bright red ground with repetitive, golden metallic loops. Kusama began the Infinity Nets series in the late 1950s, inspired by her journey from Japan to New York City. Their compositions have no central focus point, and instead consist of intricate, looping brushstrokes that represent the concept of infinity.

Infinity Nets, with predominantly yellow or gold palettes such as the Painting, which measure between 40 by 40 and 85 by 85 inches, have seen price appreciation at an estimated annual rate of 20.3% since October 2006. Since 2019, colorful examples from the 2000s such as “Golden Sky Nets” (2015) and the monumental triptych, “Infinity Net (TWHOQ)” (2006) have achieved prices in excess of $3 million at the time of auction.

As of February 25, 2022, Yayoi Kusama is counted among the top three most expensive living women artists and in 2021, became the first woman to rank among world’s top ten artists by annual auction turnover when she grossed a total of $178 million at public auction, including buyer’s premium.

Since Masterworks started to acquire artworks privately, the acquisitions team has reviewed over 200 works by Yayoi Kusama and as of March 2022, has acquired 12 paintings for the platform.

Investing involves risk and past price performance is not indicative of future results. Before investing, please be sure to carefully review the Offering Circular and see important Regulation A disclosures available at masterworks dot io slash cd.